Mail Stop 3561

October 2, 2009

D. Michael Cockrell
Chief Financial Officer
Sanderson Farms, Inc.
127 Flynt Road
Laurel, Mississippi 39443

> **Re: Sanderson Farms, Inc.**
> **File No. 001-14977**
> **Form 10-K: For the fiscal year ended October 31, 2008**
> **Form 10-Q: For the quarterly period ended July 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed January 16, 2009**

Dear Mr. Cockrell:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended October 31, 2008

Item 6. Selected Financial Data, page 21

1. Please expand the disclosure in the "Selected Financial Data" section of your Form 10-K to briefly describe, or cross-reference to a discussion of, factors that have materially affected the comparability of the information reflected in your table of selected financial data. For example, we believe that you should expand your disclosure to describe or cross-reference to discussions of (i) the opening of

a new processing plant in Waco, Texas during the fourth quarter of fiscal year 2007 and (ii) your write-downs of live broiler inventory and processed inventory during fiscal year 2008. Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

2. We note that your MD&A discussion regarding cost of sales focuses primarily upon the changes in the volume of poultry products sold and changes in the cost of feed grains. While we acknowledge that the aforementioned factors materially impact your cost of sales, it appears that other factors that may not relate directly to the cost of feed grains and sales volume – such as, labor rates, number of employees, depreciation expense, rates for grower payments, mortality rates, and the rate at which your chickens convert feed into body weight – would also impact your cost of sales. In this regard, we note from your disclosure on page 23 of your Form 10-K that 58.1% of the normal production costs that comprise your cost of sales do not relate to feed grains. Given that you have not discussed a significant portion of your normal production costs that are ultimately reported in cost of sales, it is not clear to us whether you have quantified all factors that have materially impacted the amounts reported for your comparative fiscal years. As such, please expand your MD&A discussion of cost of sales to quantify and fully discuss all material factors to which variances are attributed. To the extent meaningful, consider (i) using tables to quantify any material expenses that have been aggregated in costs of sales, (ii) using tables to quantify the impact of factors that have materially affected your reported cost of sales, and (iii) focusing the narrative text portion of your disclosure on further analysis of the items presented in your tables. Please provide a sample of your proposed disclosure as part of your response.

Liquidity and Capital Resources, page 28

3. We note that the cash flows attributable to your operating activities, your investing activities, and your financing activities have fluctuated significantly over the three year period ended October 31, 2008. However, you have provided only a limited analysis of your reported cash flows. In this regard, please expand your disclosure in the "Liquidity and Capital Resources" section of MD&A to discuss (i) the sources and uses of your operating, investing, and financing cash flows for each year presented in your statement of cash flows, (ii) the underlying reasons for the period-to-period fluctuations in your reported cash flows, and (iii) the factors that have resulted in the recognition of negative cash flows from operations for fiscal years 2006 and 2008. With regard to the expanded discussion of operating cash flows, we note that your revised disclosure should

not merely recite changes and other information evident to readers from your financial statements. For example, we acknowledge that a portion of the period-to-period fluctuation in your reported operating cash flows relates to the changes in your reported net income. However, references to the changes in your reported net income may not fully explain the fluctuations in your operating cash flow, since net income is recognized based upon the accrual method of accounting. Similarly, references to the reconciling items identified on the face of your statements of cash flows may not sufficiently explain the changes in your operating cash flow, since your statements of cash flows have been prepared using the indirect method. Therefore, please ensure that your expanded disclosure adequately addresses all material changes in your company's cash receipts and cash payments – including the underlying reasons for or drivers of such changes, as applicable. For further guidance, please refer to Section IV.B of our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In addition, please provide your proposed expanded disclosure as part of your response.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

4. Based upon your disclosure on page 6 of your Form 10-K, it appears that you measure the revenue generated by each of your major product lines. In this regard, we believe that you should report your revenue from external customers for each product type or group of similar products in the footnotes to your financial statements. Please expand your footnote disclosure accordingly, or advise. Refer to paragraph 37 of SFAS No. 131 for further guidance.

5. Based upon your disclosure on page 13 of your Form 10-K, it appears that your revenue from export sales increased significantly in fiscal years 2007 and 2008. In this regard, we believe that you should report the total revenue that is both generated from your external customers and attributable to foreign countries in the footnotes to your financial statements. Please expand your footnote disclosure accordingly, or advise. Refer to paragraph 38(a) of SFAS No. 131 for further guidance.

Note 5. Long-Term credit facilities and debt, and capital lease obligation, page 41

6. Please tell us and disclose the basis used to determine the interest rate(s) charged on your borrowings against your revolving credit facility. Refer to Rule 5-02(22)(a)(1) of Regulation S-X for further guidance.

Note 9. Shareholder Rights Agreement, page 45

7. We note that the purchase rights attributable to your shareholder rights agreement expired on May 4, 2009. However, the footnotes to your financial statements for the quarterly period ended July 31, 2009 do not discuss the expiration of those purchase rights. In this regard, we believe that the footnotes to the financial statements included in your next periodic filing should disclose (i) whether your shareholder rights agreement has been terminated or renewed and (ii) how your shareholders have been impacted by any actions that were taken prior to, upon, or subsequent to the expiration of their purchase rights. Please advise or revise.

Note 10. Other Matters, page 46

8. We note from your disclosure that you are involved in various claims and litigation incidental to your business. You state that because the outcome of these cases cannot be determined with any certainty, no estimate of the possible loss or range of loss resulting from the cases can be made. Given that loss contingencies are not required to be disclosed if the likelihood of loss is remote or if amounts are immaterial, the fact that contingencies are not disclosed implies that you believe the likelihood of loss is not reasonably possible or probable or that amounts are not material. However, in the event that the likelihood of loss was reasonably possible or probable, we cannot concur that no estimate of possible loss or range of loss can be made solely because the outcome of the case cannot be determined with certainty. Therefore, for matters where you judge the likelihood of loss to be reasonably possible or probable, but for which you believe the amount of loss cannot be reasonably estimated, you should explicitly state your conclusion that the loss cannot be reasonably estimated. We note, however, that FIN 14 states that the accrual of a probable loss should not be delayed until only a single amount can be reasonably estimated. When a loss is probable and the reasonable estimate of the loss is a range, the best estimate within the range should be accrued. If no amount within the range appears to be a better estimate than any other amount within the range, the minimum amount in the range should be accrued. Where losses are accrued and arose from a range, you should disclose whether the accrual was the best estimate within a range or the low end of the range and the range of reasonably possible losses. We believe you should also follow this guidance with respect to disclosure of reasonably possible losses.

Form 10-Q: For the quarterly period ended July 31, 2009

Item 1. Financial Statements

Condensed Consolidated Balance Sheets, page 3

9. We note that the balance reported for "Accounts payable and accrued expenses" at July 31, 2009 was approximately 31% higher than the balance reported at October 31, 2008. In this regard, we believe that you should provide the details of your interim period account balance in the footnotes to your financial statements, when that balance differs significantly from the balance reported at the end of your most recently completed fiscal year. Please revise future filings or advise.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 13

10. We note that on July 23, 2009, your company announced its plans to proceed with the construction and start-up of a new poultry complex in Kinston, North Carolina. We note further that the capital budget for the construction of the new poultry complex is approximately $121.4 million. Based upon the disclosure on page 29 of your fiscal year 2008 Form 10-K, you entered into a new revolving credit facility on May 1, 2008 to, among other things, (i) increase the credit available to your company, (ii) increase your capital expenditure limits to permit construction of the Kinston, North Carolina facility, and (iii) revise your maximum debt to total capitalization covenant requirements. However, you also disclose that the credit facility was amended on July 25, 2008 to limit your fiscal year 2008 capital budget to $60 million. In this regard, please tell us the factors that resulted in the establishment of capital budget limitations for fiscal year 2008 and whether similar factors could result in the implementation of restrictions on your capital expenditures for fiscal year 2010. If known factors or uncertainties (e.g., capital expenditure restrictions or covenant requirements) could (a) restrict the funding available to you for the construction of the Kinston, North Carolina facility or (b) impact the expected timing for completion of the facility's construction, we believe that those factors and uncertainties, as well as their potential impact on your expansion plans, should be disclosed and analyzed as part of your discussion of your company's capital requirements and capital resources. In this regard, please revise your disclosure or advise. For further guidance, refer to Section IV.B of our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Definitive Proxy Statement on Schedule 14A

Performance Shares, page 17

11. We note your disclosure that performance share awards are based on your average ROE and ROS. In future filings, please provide quantitative disclosure regarding the targets actually reached based on the specific financial and strategic goals for each executive officer. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 for questions regarding the financial statements and related matters or Michelle Lacko at 202-551-3240 for questions regarding Schedule 14A. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief